EXPLORATION POTENTIAL
                                       of
                           Hi-Ho CLAIMS, GARNET CREEK

                               Property Hi-Ho 1-10
                         New Westminster Mining Division
                  121  36' W. Longitude 49  23' 30" N. Latitude

                                Owner S.G. Diakow

                              by Douglas H. Hopper
                              Consulting Geologist



                                 March 11, 1999

MAP  -  LOCATION  -  HARRISON  LAKE
[OMITTED]

CONTENTS
     Location  &  Access                                   1
     Property  Status                                      1
     List  of  Mining  Claims                              1
     History  &  Discoveries                               3
     Regional  Geology                                     4
     Historical  Production  &  Exploration  Reserves      6
     Property  Geology                                    12
     Property  History                                    14
     Conclusions  &  Recommendations                      16
ESTIMATED  COST  OF  PHASE  I  EXPLORATION  PROGRAM
     Estimated  Cost                                      18
     References                                           19
FIGURES
1.     Location  Map  of  Harrison  Lake
2.     Claim  Block  &  Access  Roads                      2
3.     Regional  Geology  &  Mine  Locations               5
4.     Geology  of  Doctors  Point  Area                  10
5.     Schematic  Section  Show  Quartz  Veins            11
6.     Property  Geology                                  13
APPENDIX
A:     Certificate  of  Qualification  after  text
B:     Introduction  to  Talc  &  Pyrophyllite  Deposits  in  B.C.

LOCATION  AND  ACCESS
     The Hi-Ho 1- 10 mineral claims are located on Garnet Creek on the north side of the Fraser River some 13 kilometers west of Hope, British Columbia. National Topographic Series (N.T.S.) Map reference 92 H/5E, latitude 49 23' 30' N, longitude 121 36' W.
Access to the property is by a dirt road which parallels the east side of Ruby Creek and runs north from Highway 7 at a point 12 kilometers south west of the juncture of Highway 7 and the Trans Canada Highway (Figure 1). PROPERTY STATUS
     The property consists of 10 contiguous mineral claims comprising 225 hectares in the New Westminster Mining Division. Map Number: 92H5W Mining claims (Figure 1).


Claim Name  Record    Expiry Date
Hi-Ho #l .  367666  January 17, 2002
Hi-Ho #2 .  367667  January 17, 2002
Hi-Ho #3 .  367668  January 17, 2002
Hi-Ho #4 .  367669  January 17, 2002
Hi-Ho #5 .  367670  January 17,2002
Hi-Ho #6 .  367671  January 17,2002
Hi-Ho #7 .  367672  January 17,2002
Hi-Ho #8 .  367673  January 17, 2002
Hi-Ho #9 .  367674  January 17, 2002
Hi-Ho #10.  367675  January 17, 2002

MAP  092H05E  -  HI-HO  PROPERTY
[OMITTED]

HISTORY  &  DISCOVERIES
     The Hi-Ho claims are situated between two quite different mining camps. The first camp to be discussed is the Harrison Lake group which lies a couple of miles to the west of the Hi-Ho claims. The second mining camp is the Pride of Emory-Giant Nickel Mine which lies to the northeast and again is within 10 miles of the Hi-Ho claims.
The Empress property minfile number 092HSW008, located on the south slope of Bear Mountain is 4 miles west of the Hi-Ho claims. Considerable development work was done on the property between 1915 and 1917. About 181.4 tonnes of ore was shipped from the property between 1916 and 1917. A representative sample from the ore dump containing chalcopyrite in a gangue of mangnetite and granetite analyzed trace gold, 48.0 grams per tonne silver and 5.3 per cent copper M.M.A.R. 1917, page 287.
Northeast of the Hi-Ho claims, the small mines along Emory Creek have been developed since the 1920's here the commodities include nickel, copper, chromium, gold, platinum and palladium. Seventeen main ore bodies from these early works were later mined by the Giant Nickel mine which was in operation from 1958 to 1974 inclusive. Nickel and copper were the prime metallic products with cobalt as a byproduct, however chrome oxide, platinum, gold and silver were also reported.
REGIONAL  GEOLOGY
     The Harrison Lake fracture system forms a major, southeasterly trending dislocation over 100 kilometers in length, which in parts passes along, and parallel to, Harrison Lake. The system separates highly contrasting geological regimes (Roddick, 1951; Monger 1970). To the northeast, the rocks include well-formed supracrustals of the Pennsylvanian to Permian Chilliwack Group
(Monger, 1966), as well as highly foliated gneissic rocks and some younger granites. By contrast, the rocks on the southwestern side of the fracture are generally younger, are less deformed, and have suffered lower metamorphic grade; they include a variety of volcanic, volaniclastic, and sedimentary rocks, as well as intrusive granitic rocks and migmatites (Figure 2). These supracrustals are separable into a number of different groups of Jurassic/Cretaceous age. The most important regarding gold mineralization are the Fire Lake and Harrison Lake Groups which are well developed respectively northwest and southwest of Harrison Lake. The Fire Lake Group (Roddick, 1965) comprises a variety of coarse to fine-grained sedimentary rocks with lesser greenstone volcanic rocks, while the Harrison Lake Group (Crickmay, 1925; Roddick, 1965) is predominantly a volcanic sequence of andesitic to dacitic composition, with lesser amounts of volcaniclastic and sedimentary rocks. Both groups are intruded by younger plutonic rocks ranging from granite to diorite.

The Harrison Lake fracture system is associated with regional hot spring activity; this includes two hot springs along the Lillooet River valley, northwest of the lake, as well as one situated at Harrison Hot Springs on the southeastern extremity of the lake. The gold mineralization along the system is hosted in rocks of various ages and lithologies. The Fire Lake gold camp, situated approximately 20 kilometres northwest of Harrison Lake, includes six mineralized

               MAP - FIGURE 2 - REGIONAL GEOLOGY OF HARRISON LAKE
               [OMITTED]
occurrences, all of which are found in quartz-rich veins that cut the Fire Lake Group. Five of these veins are hosted in greenstones and carry chalcopyrite and native gold. These quartz veins are not continuous but form lenses and gash fillings. The sixth mineral occurrence in the camp, the Dandy (Mineral Inventory 92G/NE-10), is hosted in brecciated sedimentary rocks and carries lead-zinc mineralization in a quartz-calcite vein.
     At the RN mine (Geo), situated close to Harrison Hot Springs, the gold is hosted in sulphide-bearing quartz veins that cut both highly deformed metasedimentary rocks of the Chilliwack Group and intrusive diorite plutons. HISTORICAL PRODUCTION AND EXPLORATION RESERVES
     The RN gold mine was evaluated by Abo Oil Corporation who reported that a I 00-tonne test bulk sample averaged 45 grams gold per tonne (1.32 ounces gold per ton). The gold is hosted in quartz veins cutting a diorite-quartz-diorite pluton, close to its intrusive contact with hornfelsed, deformed slaty pelitic metasedimentary rocks. The latter are believed to belong to the Chilliwack Group. The Hill Stock discovery had diamond drill Hole-130 intersect significant gold mineralization near several vertical zones. Major intersections were at the following intervals.

     Interval      Length     Gold             Silver
     200'-213'     13.lft     0.25  oz/ton     0.40  oz/ton
     512-  538     26.3  ft   0.25  oz/ton     0.40  oz/ton

A second significant drill intercept was made on the breccia zone which is west of the Hill Stock zone. Hole DD H - 127 intersected a sulphide zone which occurs within a 250 foot wide breccia with a strike length of 1,500 feet. The sulphide zone contains pyrrhotite, pyrite with chalcopyrite and sphalerite.
Interval  From  Hole  127

     Interval      Length       Gold              Silver           Zinc
     430'-453'     23  feet     0.  I  oz/ton     0.30  oz/ton     1.2%

     The Portal stock at the RN mine intersected high grade gold contained within the footwall zone.

Drill  Hole    Interval     Length        Gold
     88-76     299"-325'     26  feet     0.3  1  oz/ton
     88-83     856'-866'     10  feet     0.60  oz/ton

     The RN Deposit is calculated to have between 3.0 and 5.0 million tons at a grade of 0.10. to 0.12 oz/ton of gold. Based on a mining study, gold production cost is forecast at roughly $190.00 (US) per ounce at a production rate of 1,000 tons per day.
At this rate of production the mine would produce 35,400 ounces per year with a ten year mine life.
The Seneca Deposit which is situated on the north side of the Chehalis River, 12 kms from the village of Harrison Hot Springs was discovered in 1950 and initially called the 'Luck Jim' (Figure 3). The Seneca showing is a stratabound occurrence of massive sulphides along a flow contact between acidic and basic lavas. A shipment of 287 tons to the Britannia Concentrator in 1961 assayed

     Cu 1.55%' Zn 8.15%; Au 0.12 oz/ton; Ag 3.15 oz/ton. The Seneca deposit is very similar in type to the rich Archaean massive sulphides of the Canadian Shield, and also similar to the Miocene Kuroko ores in Japan. The Seneca eventually became a joint venture (50-50%) between International Curator Resources Ltd. And Chevron Canada Ltd., they developed at least 1.6 million tons of polymetallic mineralization.

Seneca  Tonnage     Grade  Au         Ag              Cu        Pb        Zn
1,660,600           0.024  oz/ton     1.2  oz/ton     0.63%     0.15%     3.57%
990,000             0.032  oz/ton     1.62  oz/ton    0.84%               5.17%

     Diamond Drill Hole 85-12 was the discovery hole for the "T" or "Vent" zone at Seneca. This drill hole intercepted 31 feet averaging 4. 1 % Zinc, 1.45% Lead, 0.25% Copper, 0.96 oz/ton Silver and 0.024 oz/ton gold. The new zone was situated 1.5 km northwest of the Seneca deposit.
DOCTORS  POINT  AREA
     There are two interesting gold prospect's at Doctor's Point, on the southwest shore of Harrison Lake approximately 45 kilometers north-northeast of Harrison Hot Springs (Figure 2). The first deposit is the old Providence Mine. It is situated close to the shore of Harrison Lake, on the northside of Davidson Creek, approximately 5 kilometers southeast of Doctors Point (Figure 2)
     The mine was worked at the turn of the century and is covered by Crown grants (lots 1737 and 1738). The Annual Report of the Minister of Mines for 1897 described the property as containing 'three distinct lodes', the middle one being vertical and the other two converging toward the middle lode with depth. A 45 metre shaft was sunk over the middle lode and over 75 metres of tunneling completed. Approximately 180 tonnes of ore was stockpiled and in 1896, three car loads of this material were shipped to the smelter;

these averaged $27 per ton in gold and silver. However, individual assays varied from $1 to $2,000 per ton. The ore was described as containing about 40 per cent free gold, making it partially free milling. The geology around the Providence mine consists primarily of massive, dark green andesites, with lesser amounts of andesitic volcanic breccia. Adjacent to the mine is a major, north-northwest-trending fault which passes along Davidson Creek. The mineralization at the mine is controlled by several fractures which are either subparallel to or represent splays from, the Davidson Creek fault.
     The Nagy Gold occurrence - in the 1970's Mr. G. Nagy discovered gold-silver mineralization at Doctor's Point (Figure 2). In 1981, Rhyolite Resources Inc. purchased the Nagy claims and subsequently, conducted an exploration program involving geological mapping, soil sampling, trenching, and drilling. This program intersected gold-silver-bismuth mineralization in sulphidebearing quartz veins; the best intersections were in holes 81 R-8 and 81 R-1 I which respectively intersected 3.2 metres of 7.1 grams gold per tonne (0.21 ounce gold per ton) and 3.9 metres of 4.2 grams gold per tonne (0.125 ounce gold per ton). Rhyolite Resources Inc., completed 60 diamond-drill holes totaling 4570 metres and had drill indicated and probable mineralization reserves of 450,000 tonnes grading 3.1 grams gold per tonne (0. I ounce gold per ton) and 3 1 grams silver per tonne (I ounce silver per ton). The simplified geology of the area is shown on Figure 3. The southern part is underlain by a variety of generally, moderately dipping volcanic, volcaniclastic, and sedimentary rocks that probably belong to the Middle Jurassic Harrison Lake Group. To the north, these supracrustals are intruded by five dioritequartz diorite bodies that vary in size from only 25 metres in diameter to over 1 kilometer across. The gold-silver mineralization at Doctors Point is hosted in long, narrow, gently dipping (10 to 30 degrees) quartz-sulphide veins that cut both the diorites and the adjacent hornfelsic rocks.

Figure  3  -  Geology  of  the  Doctors  Point  area,  Harrison  Lake.
----------------------------------------------------------------------

On surface, these veins vary from a few centimeters to 0.75 metre wide, but drilling has reportedly intersected veins over 2 metres in width. The veins include both clear and white vuggy quartz (Figure 4). Pyrite and arsenopyrite are the commonest sulphides; in part the veins comprise coarse, massive sulphide material in which quartz is subordinate. Analysis show that the gold-silver mineralization at Doctor's Point is generally associated with anomalous amounts of bismuth, antimony, mercury, copper and lead, and occasionally associated with anomalous values of zinc and tungsten.

Figure  4  -  Schematic section showing mineralized quartz veins, Doctors Point,
--------------------------------------------------------------------------------
Harrison  Lake.
---------------

PROPERTY  GEOLOGY
     The Hi-Ho Property is mainly underlain by lower Pennsylvanian to lower permian basic volcanic rocks and pelites of the Chilliwack Group. On the east side of Ruby Creek a small band of rocks described by Mr. Monger as schist and amphibolite are separated from the Chilliwack volcanics by a north south trending fault. There rocks are in contact to the east with quartz diorite of the late cretaceous spuzzum pluton.
The B.C. Geological Survey Branch has a minfile report on the Clover Leaf showing at Ruby Creek (Figure 5). The Clover Leaf showing is on the south west bank of Ruby Creek. The talc exposure is 70 metres thick with a strike length of 10 metres, contained within north striking, steeply dipping chloritic phyllite. The talc is believed to be completely altered ultramafic body, as many such bodies are seen in the vicinity, including a bluff of pyroxenite north of the talc showing. The talc is cream to dark greenish grey and weathers rust and green. The surface is highly fractured and slickensided, and the talc has a north trending foliation. In thin section, the talc ore consists of 25 per cent tremolite-actinolite and 5 per cent magnetite. It yields an off-white to grey powder. The property has been drilled, first in 1964 and again in 1970. The later drilling intersected about 60 metres of talc in a hole angling 33 degrees north, along strike, indicating the depth of talc but not the true thickness.
     Pyrrhotite, carrying values in nickel and copper is also reported. Up to 100 grains per tonne, silver was obtained from pack rock drill samples.

MAP  -  Figure  5  -  Geology  of  Ruby  Creek

MAP
[filed in paper format under Form SE]

PROPERTY  HISTORY
     The earliest recorded work in the claim area was conducted by Black Mastoden Mining Ltd., on the Clover Leaf mineral claims located one mile north of the mouth of Ruby Creek.
The showing is reported as pyrrhotite carrying some nickel and copper value in the talc enveloped in a serpentinite shear zone. In the period from 1966 to 1973 the British Columbia Annual Minister of Mines Reports describe the work done on the property surface trenching, open pits, 17 surface diamond drill holes totaling 1115 feet and 2 underground diamond drill holes totaling 550 feet.
A geochemical survey consisting of soil sampling was done on the Hi-Ho property between September and October 1978. 1213 soil samples were taken from the Rub 1, 2 and 3 mineral claims. Samples were taken at 25 metre spacing along lines 500 metres apart and along a section of road (see maps in pocket).
The samples were taken to Min-E Laboratories Ltd. of North Vancouver where they were analyzed for gold using a gold Aqua-Regia Atomic Adsorption process. A representative number of samples, 128 out of 1213 had an arithmetic mean of 5 ppb and ranged in value from the detection limit of less than 5 ppb. Contour intervals of 15 to 30 ppb and greater than 30 ppb outlined various small anomalies and one 200 metre wide and open to the south on line 2500 S. A prospector employed to traverse up Ruby Creek sampled 5 different locations. The results are summarized below:

Sample  No.     Width         Au  oz/t   Ag  oz/t     Pt
477  (No.  1)     20  feet     0.08     .001         .00
478  (No.  3)     10  feet     0.04     .002     .    00
479  (No.  2)     20  feet     0.02     .02     .     00
7380            grab           0.01     .02          ---
7381            grab           0.14     .07          ---

CONCLUSION  &  RECOMMENDATIONS
     The Hi-Ho property has a dual potential as a mining prospect. First previous property work and near by mines make it a good bet as a precious metal property. Secondly, the large high quality talc deposit on the property gives the Hi-Ho claims the potential to be developed as an industrial mineral deposit (Appendix B, open file 1988-19).
The Hi-Ho property has not been developed for approximately 10 years. The low elevation and warm wet climate means the foliage undergrowth grows very quickly and will effectively cover the known showings and previous grid work. High grade gold mineralization, soil geochemistry Au anomaly (maps in pocket) and a drilled talc deposit all occur on the claim group. This area should get a thorough reconnaissance that will relocate these geological features.
A base map should be produced that will accurately relate these features to the claim block. Shallow hand trenching will probably be necessary before sulphide mineralization carrying gold values can be verified. Old reports state that there are 550 feet of underground diamond drilling. The location of an adit or cave is no longer known, this is obviously another important part of the property history that one wants to relocate. The talc deposit should be carefully cleaned off so that the deposit can be sampled.
     Once an initial reconnaissance is complete the claim block which is open to the West, North and East may be enlarged. I recommend that two men, a geologist and a prospector spend 7 days examining, mapping, hand trenching, sampling, and possibly staking more ground at the Hi-Ho claims.
     A report following the first phase of exploration would fulfill the work requirement to hold the Hi-Ho Claims in good standing for 3 to 4 years. The direction a second phase of exploration would take depends on the economics of developing either an industrial mineral property or a precious metal property.

ESTIMATED  COST  OF  PHASE  I  EXPLORATION  PROGRAM:

Geologist  -  7  days  @  $500/day
including  room  &  Board                      $3,500.00
Prospector  -  7  days  @  $400/day            $2,800.00
25  rock  samples  @  $15/sample               $  375.00
Geological  Report  Writing
1.5  days  @  $400/day                         $  600.00
Truck  Rental
7  days  @  $75.00/day                         $  525.00
Contingency  (includes  cost  of  staking
and  recording  additional  claims)            $  700.00
Total  cost  of  Phase  1                      $8,495.00

REFERENCES

Crickmay, C.H. (1925): The Geology and Paleontology of the Harrison Lake District, unpub.
Ph.  D.  Thesis,  Stanford  University,  Ohio,  California.
Huber, D, (1983): Prosperity Looming for ABO, with Alberta Oil and Gold at Harrison British
Columbia,  "Prospector",  May-June,  1983,  p.p.  13-15
Monger, V.W.H. (1966): The Stratigraphy and Structure of the Type Area of the Chilliwack Group,
Southwestern British Columbia, unpub. Ph D. Thesis, University of B.C. Monger, V.W.H. (1970): Hope Map - Area, West Half (92H wl/:z), British Columbia, Geol. Surv., Canada, Paper 69-47,
Ray, G.E. (1983): The Nagy Gold Occurrences, Doctors Point, Harrison Lake (92Wl2W), B. C. Ministry of Energy, Mines and Pet, Res., Geological Fieldwork, 1982, Paper 1983 - lp.p. 55-61.
Roddick, J.A. (1965): Vancouver North, Coquitlam, and Pitt Lake Map-Areas, British Columbia,
Geol.  Surv.,  Canada,  Mem.335.
Map  737A:  (1970)  Geological  Survey  of  Canada
---------: (1978) Geological and Geochemical Report on the Rub Claims, British Columbia Ministry of Mines, Assessment Report 7109
---------:(1995) MINFILE NUMBER: 092HSW 067, Ministry of Energy, Mines and Petroleum Resources, Province of B.C.
MacLean  M.  (1988):  Open  file  1988-19  Talc  & Pyrophyllite Deposits in B.C.

                STATEMENT OF QUALIFICATIONS FOR DOUGLAS H. HOPPER



1. I attended the Haileybury School of Mining during the years 1962 to 1966 studying Mining Technology.
2. Since the year 1964 I have worked with Hudson Bay Exploration, Kennecot Exploration, Sumitome Exploration and a number of other exploration companies as a field geologist, underground geologist, Diamond Drillsupervision and other related duties concerning mining.

March  10,  1999

Douglas  H.  Hopper

                                   Appendix B

                                  INTRODUCTION

     At the present time there are no operating talc mines in British Columbia; all of the province's talc is imported, mostly from Montana. In the past there has been intermittent small-scale production from four talc properties and three pyrophyllite properties.
In British Columbia the greatest demand for talc comes from the pulp and paper industry where it is used for pitch control, and as a filler for paper coating. The twenty-five pulp mitts in the province and five mills in Alberta use as much as 2.3 tonnes of talc per day. Tens of thousands of tonnes of talc are required by the industry each year.
     The geology of British Columbia offers potential for the discovery of a quality talc deposit. Generally, the highest purity talc is derived from deposits associated with magnesium carbonate rocks, and the talcs of lesser purity come from altered ultrabasic igneous rocks (Winkler, 1976). Most of the past British Columbia production has come from deposits hosted in schists, which tend to yield talc of the lowest quality. one of the producers, the View property west of Creston, is hosted in dolomite (Table 1). Two properties studied by the industry in recent years have identified talc meeting the pulp and paper industry standards.


                                           TABLE 1
                       HISTORICAL PRODUCTION OF TALC AND PYROPHYLLITE


Name                       Map               NTS      Years of                Tonnes
                           No.                        Production
Eagle . . . . . . . . . .  T20               92E/5        1923                 250
Lucky Jane. . . . . . . .  T23               92J/9        1917-1935            455
Gisby . . . . . . . . . .  T24               92H/13       pre-1923             (?)
View. . . . . . . . . . .  T32               92F/2        1984                 (?)

Kyoquot Sound . . . . . .  P1                92L/3        1910-1914, 1937      'several hundred'
Riverside . . . . . . . .  P2                921/14       1950                 82 (test)
Pyro Group. . . . . . . .  P3                92H/7        <1958,.              'small shipment'
                                                          1972  --- > present  -200 tonnes/year

     There are many ultramafic belts in British Columbia (see map in pocket) which are ideal settings for a higher purity talc deposit. other favourable host rocks which warrant exploration are also outlined on the map.
All past talc production has been from short-lived, low-tonnage operations; often a specific order would be fitted, after which the property would be abandoned. Upgrading, by flotation or other processing, was not employed. The number of known talc occurrences, together with favourable geology and laboratory research, indicates that talc meeting the industry's standards can be produced in British Columbia.
The intent of this publication is to aid prospectors and the industry in general in the discovery and development of a Local talc resource to rep t ace the present imported product. The. report outlines the known occurrences of talc and pyrophyllite in British Columbia, and provides information and references that wilt be useful as guides to exploration.

PROPERTIES  OF  TALC  AND  PYROPHYLLITE
     Talc is a soft, fissile and commonly pale-coloured mineral which is easily ground to a fine powder. It is a hydrous magnesium phyllo-silicate, with the chemical formula Mg Si 0 OH) Pure talc has a unique combination of properties; it is chemically inert, white coloured, nonabrasive, fine grained, and very soft (hardness of 1). In a natural setting however, talc is rarely found exhibiting all these characteristics simultaneously.
     The theoretical composition of pure talc is 63.5 per cent SiO 2, 31.7 per cent Mgo and 4.8 per cent water; these percentages seldomly if ever occur naturally, as impurities are generally present. The most common mineral impurities are chlorite, iron sulphides (usually pyrite), calcite, dolomite and magnesite, amphiboles and silica. Chemical impurities involve the replacement of magnesium in the crystal lattice by iron or manganese. impurities affect the colour of the talc, which may range from apple green through greyish white to dark grey-green.
Pyrophyllite is a hydrous aluminum phyllo-silicate with the chemical formula Al2Si 4 010 (OH)2 The name 'pyrophyllite' is derived from the Greek meaning 'fire' and 'leaf' which describes the way it exfoliates when heated. Pyrophyllite is very similar to talc in appearance, it has the same pearly to greasy lustre and ranges in colour from white to apple green to grey or brown, and has a hardness of 1 to 2. The theoretical composition of pyrophyllite is 28.3 per cent Al203, 66.7 per cent.Si02 and 5 per cent water. It may also contain excess aluminum, potassium (K20), and iron oxide (Fe203).
     Talc and pyrophyllite both consist of alternating brucite and silicate layers, that is, octahedral sheets sandwiched between tetrahedral ( sheets which are joined by weak van der Waal's bonds (Figure 1). The layers are electrically neutral and hence the minerals are chemically inert. The weak bonding accounts for the excellent cleavage and greasy feet.
     Pyrophyllite and talc can usually be distinguished by their geological setting and associated mineral assemblages. in the Laboratory they are distinguished by moistening a fragment with cobalt-nitrate and heating intensely. Talc will turn to a pale violet colour while pyrophyllite will become blue (Hurlbut and Klein, 1977).
Talc in its massive compact form may be termed either 'steatite' or 'soapstone'. The original connotation of 'steatite' was a massive talc of high purity, but this definition is not always implied. 'Soapstone' is used to describe talc of carving quality which may be contaminated by carbonate and chlorite.

                                     ------
           Figure 1. Theoretical structure of talc (after GILL, 1984)
           ----------------------------------------------------------

     Another type of talc ore is 'hard talc', containing abundant tremolite, with anthophyllite, calcite, dolomite and serpentine. 'Soft talc' implies platy foliated talc, , the most common type. In industry, the name 'talc' is used very generally to describe a wide range of mineral mixtures which may in fact contain very little talc.

SPECIFICATIONS  -  TALC
     Each talc deposit is unique and the degree to which it must be processed depends on the end use of the product. The physical and chemical properties are tested and the importance or applicability of each test depends on the specifications of the consumer.
The physical properties considered when evaluating powdered talc are slip, grittiness, brightness, grain size, colour, specific gravity, absorbtive abilities and reaction to heat.
     Slip is the general smoothness or greasiness of the mineral, tested in powdered form.
     The softness of talc allows it to be easily pulverized into a fine non-abrasive powder, which is useful as a duster or filler. Since it is chemically inert, it is used as a dilutant drugs and cosmetics. Grittiness, that is, material Larger than the grain size of the ground talc, causes abrasion. Grit may form due to contamination by quartz or aluminosilicate minerals. The 'grittiness' is measured by the Valley Abrasion Test which indicates, in milligrams, the wear on a piece of wire testing cloth (Lefond, 1983).
The brightness of talc is a measure of reflectivity as compared to a pure magnesium oxide standard. It is also called the 'GE' brightness, referring to the General Electric Company, which developed the instruments used in its measurement (Berg, 1979).
The grain size is measured by passing the powdered talc through standard wire screens, the most common size is 200 mesh. Mesh sizes are often quoted in specifications.
The colour is often important and is caused by impurities. Iron causes discolouration, which is most often undesirable, especially in filter applications in the paper industry. When powdered, the colour of talc usually lightens, therefore increased or repeated grinding may improve the measured brightness of the sample. Talc purity is determined through X-ray diffraction, which reveals the presence of talc as well as any other impurities.

     The specific gravity of talc ranges from 2.55 to 2.78; this varies with the shape of the grains and with the amount of impurities. When finely powdered, talc exhibits colloidal properties and surface tension prevents it from settling, which may or may not be desirable. The platy surface of talc is hydrophobic but the edge surface is hydrophilic, allowing it to disperse easily in a hydrous system.
Talc has the ability to adsorb organic compounds, which is useful in controlling pitch that is released during the pulping process. The talc adheres to the pitch and prevents settling which damages machinery and stains the final paper product. Fine-grained talc is also used as an adsorbent in paints; it keeps the pigments mixed and its colloidal nature inhibits settling.
The reaction to heat is important for some talc uses, especially in the ceramics industry where talc's Low shrinkage characteristics improve the dimensional stability of products during firing. Massive talc is renowned for its poor conductivity, and powdered talc is also used as a fire retardant or insulator. impurities may destroy the ability of the talc to retain or resist heat and it may react by swelling.

SPECIFICATIONS  -  PYROPHYLLITE
     Grading pyrophyllite depends, like talc, on the ore mineralogy and on the consumers' requirements.
Pyrophyllite is slightly harder than talc, 1 to 2 versus 1 on Moh's scale of hardness. It may be substituted for talc in many applications, but pyrophyllite is a much less common mineral in nature.
Massive, compact pyrophyllite is commonly used as a refractory and testing for this purpose involves firing at a range of temperatures to check the dilatancy properties. Refractory potential is measured using a Pyrometric Cone Equivalent
(PCE) test. Cones made of material which fuses at a known temperature are fired along with a 'cone, of the material being tested. By noting which cone deforms simultaneously with the sample, the fusion temperature of the sample is determined and the corresponding cone number is quoted. Cones range up to No. 38 which indicates a temperature of fusion of 1835 C (Klinefelter and Hamlin, 1957; Lites and Heystek, 1977). Foliated or micaceous pyrophyllite has a very tow coefficient of thermal expansion and is often used in making ceramic tiles.

PROCESSING
     Talc ore beneficiation involves either dry grinding or wet processing. Grinding requires ceramic machinery as opposed to the conventional steel rod and ball milling which causes discolouration and contamination of the talc. Wet processing involves froth-flotation and/or high- intensity magnetic separation which removes iron impurities. The talc is delaminated into the more useful form of discrete platelets, as in the process used for mica delamination. Flotation techniques are facilitated by the natural hydrophobicity of talc and collector agents are not required.

USES  OF  TALC  AND  PYROPHYLLITE
     Talc may substitute for other minerals when they are unavailable, for example, if the talc is bright enough, it may may take the place of titanium oxide which is added to brighten paper. Talc is now widely used in place of asbestos for insulating purposes and very Low grade talc is used in place of granular silica and dolomite in the roofing industry.
The best known application of talc is in talcum powder, which ironically, is the Least important in terms of the size of the industry, because of the extremely high purity of talc required.
The most important uses for talc are in the pulp and paper, paint, and plastics industries. It is also used in the ceramic, roofing, rubber and pharmaceutical fields. The List of possible applications is almost endless; talc has been used in insecticides, crayons, as a bleaching agent, in floor waxes, lubricants, soaps and textiles, and as a polish for cereal grains and rice.
Talc specifications for the major industrial applications are summarized in Tables 2, 3 and 4.

THE  MARKET

     Statistics for 1986 show the pulp and paper industry in Canada used an increasing amount of talc, and predictions for 1987 indicate that demand from the plastics industry will increase. At present, Canadian talc comes from
Quebec and Ontario, and pyrophyllite is mined on the Avalon Peninsula in Newfoundland.
The main markets for Canadian talc are in eastern Canada and in the northeastern United States. Canada also exports to Europe and Japan. Compared to the previous year, Canadian exports of talc increased 9.6 per cent in 1986, while pyrophyllite exports decreased by 23 per cent. The average unit value of talc increased 13 per cent, and prices of all grades of talc rose 5 per cent in 1986; the same trends are expected for 1987. The price of talc, as with many other industrial minerals, is very sensitive to local conditions and is negotiated between the producer and consumer within a certain generally established range. The rate will fluctuate according to processing methods, transportation costs, material quality and specifications. The range in Canadian dollars per short ton is:
35-70     medium  grade
95-160     high  grade
180-250     highly  beneficiated
1000+     steatite  blocks
30-40     pyrophyllite  (bulk  materials

(Source:     Prud'homme,  1987)


                                                       TABLE 2
                                TALC IN PULP AND PAPER, PAINT AND PLASTICS INDUSTRIES



                        Desirable Properties of Talc and
Industry                 Properties Improved in Product                          Talc Specifications
                                                                 - close to 1, finely pulverized, high purity,
PITCH. . . . . .  talc absorbs resin and keeps it dispersed in   white colour
CONTROL. . . . .  pulp
                                                                 - max. particle size <20 (-200 mesh), 40
                  talc softness, chemical inertness, high        grades also used, fibrous, rather than foliated
PULP & PAPER . .  reflectance, hydrophobicity, organophilic,     talc, grit free, white, little to no calcite
PAPER FILLER . .  particle shape
                                                                 - paper grades: ultrafine talc
                                                                 - GE brightness - 90 - 96%,
                                                                 - preferred grades have Valley abrasion level
                                                                 <30 mg/3000 cycles; impure grades may be
                                                                 higher
COATING                                                          - particle size <10, soft, grit free, ink accepting
 PIGMENT . . . .  good coverage, smooth printability
                                                                 - low carbonate content
                                                                 - nearly white color
                                                                 - at least 98.5% must pass through 325-mesh
                                                                 screen
                  - talc decreases gloss, aids in adhesion,      - foliated & fibrous varieties used
                  flow, hardness & 'hiding power' of             - specific oil absorption needed specifications
                  paint                                          are established by ASTM (American Society for
PAINTS . . . . .  - low specific gravity of talc allows it to    Testing & Materials) #605-69(1976)
 (extender). . .  remain in suspension
PLASTICS
- polypropelene
- nylon
- polyester. . .  - improves dimensional stability,
- thermoplastic.  chemical & heat resistivity
resins . . . . .  - strength (impact & tensile)                  - no Fe impurities or 'grit'
- thermosets . .  - good electrical insulator                    - super fine grained: <8


                   Minerals Which
                   May Substitute
Industry              for Talc

PITCH
CONTROL. . . . .  pyrophyllite


PULP & PAPER
PAPER FILLER




                  kaolin, calcite,
COATING. . . . .  carbonate,
 PIGMENT . . . .  pyrophyllite







PAINTS
 (extender). . .  pyrophyllite
PLASTICS
- polypropelene
- nylon
- polyester. . .  mica,
- thermoplastic.  wollastonite,
resins . . . . .  carbonate,
- thermosets . .  pyrophyllite

Sources of information for Tables 2, 3 and 4: Spence (1922), Harben (1978), Cornish (1983), Gill (1984), Clifton (1985), Prud'homme (1985) and Berg (1979).


                                                             TABLE 3
                                   TALC AND PYROPHYLLITE IN CERAMIC AND REFRACTORY INDUSTRIES

                                                                                                                  Minerals Which
                Desirable Properties of Talc and Properties                                                       May Substitute
Industry                    Improved in Product                              Talc Specifications                     for Talc
                - improves firing characteristics,
                translucency, strength & aids in crack-free   - low Fe, Mn & other impurities
                glazing                                       - average grain size 6-14
                - permits time reduction in firing cycle      - 90%-98% must pass through 325 mesh
                - chloritic talc - used for earthenware for   (note: in Europe, Electroceramics use only
                uniform dilation, fast firing and good        nonlaminar, compact talc (steatite), free from
                adhesion of glaze to body                     chlorite)
                - pyrophyllite - foliated variety used        - pyrophyllite - grade -325 mesh
                - has low cooefficient of thermal             - minimum quartz & sericite impurities,
                expansion                                     foliated or micaceous variety
                - high aluminum content aids in good          - low shrinkage necessary for products
                dying and firing characteristics              requiring standard precise size (i.e. tiles)
                - high mechanical strength & good             - for high frequency insulators uniform
                resistance to crazing                         physical & chemical properties needed
                - high sericite-pyrophyllite used as          - max. amounts tolerated:
CERAMICS . . .  substitute for silica-feldspar mixtures -     CaO - 0.5%
 - tiles . . .  reduces crazing, shrinkage & warping of       Fe oxides - 1.5%
 - earthenware  product                                       Al203 - 4%                                          wollastonite
                - pyrophyllite used more than talc
                - pyrophyllite expands on heating,
                counteracting plastic fraction shrinkage &
                has low thermal conductivity
                - steatite - not used alone much anymore      - pyrophyllite - compact, homogeneious (some
                but may be ground to mix with clay to         crystalline or radiating varieties used)
                produce synthetic cordierite for electric     - tested for refractories (see text (Introduction)
                insulators                                    re PCE testing)                                     kyanite,
                - block steatite - ground to make synthetic   - steatite - fine grained, compact, soft, no        andalusite,
                lava (conversion to clinoenstatite &          cleavage or flaws, absent of grit, low iron         calcined
REFRACTORIES .  quartz)                                       content                                             bauxite



                                                              TABLE 4
                                           TALC IN ROOFING AND PHARMACEUTICAL INDUSTRIES


                                                                                                                  Minerals Which
                            Desirable Properties of Talc and                                                      May Substitute
Industry                     Properties Improved in Product                    Talc Specifications                   for Talc
                                                                                                                 pyrophyllite,
                                                                                                                 actinolite,
                                                                                                                 low-grade
                                                                                                                 asbestos,
                                                                                                                 pyraliolite-
                        - weather resistant, prevents sticking                                                   rensselaerite
                        (dusting), hydrophobic, good anti         - lowest quality talc used                            (pyroxenes
                        -caking characteristics, platy structure  - often a mix of grit & course talc from talc  partially altered
ROOFING. . . . . . . .  - protects asphalt, against uv radiation  mills as filling - 150 mesh used for surface   to talc), in
- filler,. . . . . . .  - prevents oil penetration or migration   coating -40 -80 mesh                           Europe - mixed
 coater. . . . . . . .  - increases fire resistance               - may be impure as colour is not important     talc/sand used
PHARMACEUTICAL
- filled in tablets                                               - EXTREMELY high purity talcs used
-additive in medical                                              - very fine grained, no impurities, no grit
 pastes, creams, soaps  - softness, chemical inertness,           - white colour
- talcum powder. . . .  hydrophobicity                            - 'dry' scalp characteristics

In the world market, talc is usually only traded between neighbouring countries, as deposits are widespread and commonly developed; there are 30 talc-producing countries at the present time. Exceptions are steatite and very pure talc, which are very expensive and less common, and therefore may compete to a limited extent in world markets.

SOURCES  OF  INFORMATION
     The properties described in this report were researched and without being examined firsthand in the field; any corrections or information regarding the deposits is welcome. in a few instances, samples were available which were analysed by the Ministry's Laboratory with results included in this report. The main sources of information are personal communications, publications and property files of the ministry of Energy, Mines and Petroleum Resources and the Geological Survey of Canada, company reports and graduate theses. The MINFILE system of the Ministry of Energy, Mines and Petroleum Resources is cross-referenced; data on each occurrence is accessible through the computer file.
Locations are plotted on a 1:2 000 000-scale map of British Columbia (in pocket), as well as on 1:50 000 National Topographic System map sheets, or on more detailed property maps when available. When only a claim name is given as a location, the centre of that claim is plotted. Sometimes only a general geographic Location is available, or the showing may actually cover a Large area; these factors affect the accuracy of the Locations.
All quoted analyses are as originally published; reliability is uncertain, but those included are the most recent available.
The talc and pyrophyllite occurrences are categorized according to geological setting. Only those showings which have sufficient information have been written up; the rest are Listed in the appendix. The appendix also includes properties in MINFILE which list talc as an associated or secondary mineral.

                               GEOLOGICAL SETTING

     Talc and pyrophyllite are secondary minerals, formed as products of hydrothermal alteration during Low grade regional metamorphism.

TALC
     Talc forms as an alteration product of magnesium silicates such as olivine, pyroxenes and amphiboles, or by the reaction between magnesium and silica. Minerals commonly associated with talc are chlorite, dolomite, tremolite, anthophyllite, antigorite, serpentinite, magnesite, magnetite and chromite. The magnesium and silica required for the formation of talc may both be supplied by the host rock or the silica may come from hydrothermal solutions emanating from nearby acid intrusions or from adjacent siliceous beds.
The most common geological settings for talc formation are: (1) within regionally metamorphosed and/or hydrothermally altered ultramafic rocks, (2) in association with schists, generally chloritic, (3) with dolomite and magnesite, or C4) with mafic volcanics.
The talc deposits in British Columbia are classified in this report according to the host rock. A few deposits could be assigned to more than one category, particularly those described as schists, which are very Likely sheared and completely altered serpentinite bodies, for example, the deposits near the Nahatlatch River, the J & J (T25) and Gisby (T24) properties. The complication of shearing is common as many occurrences are formed in fault zones.

Altered  Ultramafic  Rocks
     The association with serpentinite and ultramafite is the most common setting for talc deposits. There are many very small talc occurrences of this type in the province and only the most promising are described in detail. The talc has formed as a result of Low temperature alteration of magnesia-bearing minerals such as olivine, hypersthene enstatite and augite. It is usually foliated and forms at considerable depths. Talc can form by direct metasomatism of ultramafic rock or serpentinites. Talc development not associated with serpentinization requires an especially open circulation system, through deformation and faulting. Talc is usually found at the margins of ultramafic bodies or within shear Zones, and is usually associated with abundant carbonate.

Schists
     Schists are the second most common host for talc alteration. Three of the four past producers in British Columbia are of this association. The schists vary widely in composition, they may be chloritic, quartz-sericite-graphite or Low grade metamorphic mineral assemblages. The pre-metamorphosed sediments are the source of magnesia and silica.

Dolomite  and  Magnesite
     Talc may form through direct alteration of dolomitic sedimentary rocks. Silica is provided by circulating hydrothermal solutions from nearby intrusions or from an adjacent quartzite bed. The reaction that takes place is as follows (Winkler, 1974):
3  dolomite  +  4  quartz  +  water  --->  talc  +  3 calcite + 3 carbon dioxide
     This alteration may have an intermediate phase of tremolite or another magnesium silicate and chlorite is commonly present.
Almost all the talc mined in Montana and in the Madoc district in Ontario is of this type, but it includes only 15 per cent of the known talc showings in British Columbia.

Mafic  Volcanics
     Talc is formed, especially along faults, as a result of magnesia-bearing solutions circulating through mafic volcanics. The Chu Chua (T38) is the only occurrence of this type in British Columbia.

PYROPHYLLITE
     Pyrophyllite is a relatively rare mineral, found in association with acid volcanic rocks, as a hydrothermal or metasomatic alteration of feldspars in rhyoites, dacites and andesites. Associated minerals are kaolinite, alunite, quartz, sericite, montmorillonite, diaspore, corundum and less commonly, pyrite, chlorite, feldspar, hematite and magnetite.
The pyrophyllite mined near St. John's, Newfoundland is in hydrothermally altered, sheared rhyolite. The ore is found in shear zones near granitic contacts. Of the four British Columbia pyrophyllite showings, the Largest, at Kyoqout Sound (PI), is hosted in dacitic to andesitic volcanics, with abundant associated alunite.
Some varieties of pyrophyllite found in other parts of the world are; in South Africa, wonderstone, with a hardness of 8, consisting of pyrophyllite, chloritoid, epidote and rutile; and in South Korea, a massive variety of pyrophyllite called agalmatolite is used for carving.